FARMERS & MERCHANTS BANCORP, INC.

307 North Defiance Street

Archbold, Ohio 43502

(419) 446-2501

November 2, 2018

Via Email and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: David Lin, Staff Attorney

Re:	Farmers & Merchants Bancorp, Inc.

Registration Statement on Form S-4

Filed on October 9, 2018, as amended on November 2, 2018

Registration No. 333-227757

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Farmers & Merchants Bancorp, Inc. (the “Company”) respectfully requests that the effectiveness under the Securities Act of the above captioned Registration Statement be accelerated to November 7, 2018, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Thomas C. Blank of Shumaker, Loop & Kendrick, LLP at 419-321-1394.

Very truly yours,

FARMERS & MERCHANTS BANCORP, INC.

By:	/s/ Paul S. Siebenmorgen
Paul S. Siebenmorgen
President and Chief Executive Officer